SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)*

_____________

Cenovus Energy Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

15135U109

(CUSIP Number)

Shannon B. Kinney

Deputy General Counsel, Chief Compliance Officer and Corporate Secretary

ConocoPhillips

925 N. Eldridge Parkway

Houston, Texas 77079

Tel No.: (281) 293-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 15135U109	Page 2 of 6

1	name of reporting person ConocoPhillips
2	check the appropriate box if a member of a group	(a) ☐ (b) ☐
3	sec use only
4	source of funds OO
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power N/A
	8	shared voting power 208,000,000
	9	sole dispositive power N/A
	10	shared dispositive power 208,000,000

11	aggregate amount beneficially owned by each reporting person 208,000,000
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 10.3% (1)
14	type of reporting person CO, HC

(1)	Based on 2,017,461,576 common shares issued and outstanding at March 15, 2021, as disclosed by the Issuer in its Management Information Circular associated with its upcoming annual meeting included as Exhibit 99.1 to the Issuer’s Form 6-K filed on April 8, 2021.

Schedule 13D

CUSIP No. 15135U109	Page 3 of 6

1	name of reporting person ConocoPhillips Company
2	check the appropriate box if a member of a group	(a) ☐ (b) ☐
3	sec use only
4	source of funds OO
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power N/A
	8	shared voting power 208,000,000
	9	sole dispositive power N/A
	10	shared dispositive power 208,000,000

11	aggregate amount beneficially owned by each reporting person 208,000,000
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 10.3% (1)
14	type of reporting person CO

(1)	Based on 2,017,461,576 common shares issued and outstanding at March 15, 2021, as disclosed by the Issuer in its Management Information Circular associated with its upcoming annual meeting included as Exhibit 99.1 to the Issuer’s Form 6-K filed on April 8, 2021.

Schedule 13D

CUSIP No. 15135U109	Page 4 of 6

The following constitutes Amendment No. 2 to the Statement on Schedule 13D, filed by ConocoPhillips, a Delaware corporation (“ConocoPhillips”), and ConocoPhillips Company, a Delaware corporation and a wholly owned subsidiary of ConocoPhillips (“CPCo” and, together with ConocoPhillips, the “Reporting Persons”), on May 26, 2017, as amended by Amendment No. 1 filed on January 5, 2021 (such statement, as amended by Amendment No. 1, the “Initial Statement”), relating to the common shares, no par value (the “common shares”), of Cenovus Energy Inc., a corporation amalgamated under the laws of Canada (the “Issuer”). This Amendment No. 2 amends and supplements the Initial Statement. Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Initial Statement.

Item 2.	Identity and Background

The second paragraph of Item 2. of the Initial Statement is hereby replaced in its entirety as follows:

“The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each of the Reporting Persons are set forth in Exhibit 1. The address of the principal business office of each of the Reporting Persons is 925 N. Eldridge Parkway, Houston, Texas 77079.”

Information regarding the directors and executive officers of each of the Reporting Persons is hereby amended by replacing Exhibit 1 to the Initial Statement in its entirety with Exhibit 1 attached hereto.

Item 4.	Purpose of Transaction

Item 4. of the Initial Statement is hereby supplemented by replacing the second paragraph thereof in its entirety with the following:

“Except as disclosed in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, subject to market conditions and the restrictions contained in the Registration Rights Agreement and the Investor Agreement, the Reporting Persons may, at any time or from time to time, dispose of all or part of any common shares they hold in one or more transactions.”

“On May 5, 2021, CPCo entered into a Stock Sale Instruction (the “Rule 10b5-1 Plan”) with HSBC Securities (USA) Inc., an SEC-registered broker-dealer (“HSBC”), that is intended to comply with the requirements of Rule 10b5-1(c) promulgated under the Securities Exchange Act of 1934, as amended. Pursuant to this Rule 10b5-1 Plan, CPCo directed HSBC to seek to dispose of up to 16,000,000 common shares held by CPCo. The foregoing description of the Rule 10b5-1 Plan is qualified in its entirety by reference to the Rule 10b5-1 Plan, a form of which is filed as Exhibit 7 and is incorporated herein by reference in its entirety.”

“This plan is the first step in the disposition of the common shares held by the Reporting Persons. To effect this plan, the Reporting Persons may enter into one or more additional Stock Sale Instructions in the form of the Rule 10b5-1 Plan with one or more additional broker-dealers for the sale of additional common shares in the future.”

“The Reporting Persons intend to fully dispose of all common shares by the end of 2022. However, subject to market conditions and any restrictions imposed by applicable law and the Rule 10b5-1 Plan, the Reporting Persons may, at any time or from time to time, cease the disposition of all or part of any common shares they hold.”

“See Item 6 below.”

Schedule 13D

CUSIP No. 15135U109	Page 5 of 6

Item 5.	Interest in Securities of the Issuer

Item 5. of the Initial Statement is hereby replaced in its entirety as follows:

“(a) – (b)     CPCo directly owns 208,000,000 common shares, representing 10.3% of the common shares outstanding based on 2,017,461,576 common shares issued and outstanding at March 15, 2021, as disclosed by the Issuer in its Management Information Circular associated with its upcoming annual meeting included as Exhibit 99.1 to the Issuer’s Form 6-K filed on April 8, 2021.”

“All of the common shares held by the Reporting Persons are subject to the Registration Rights Agreement and the Investor Agreement, each as defined and described in Item 6 below. The responses set forth in Item 6 of this Schedule 13D are incorporated by reference in their entirety into this Item 5(a) and 5(b).”

“None of the persons listed on Exhibit 1 have any beneficial ownership of any common shares.”

“(c) None of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any of the persons listed on Exhibit 1, has effected any transactions that may be deemed to be a transaction in the common shares during the past 60 days.”

“(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, common shares that may be deemed to be beneficially owned by the Reporting Persons as provided for herein.”

“(e) Not applicable.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6. of the Initial Statement is hereby supplemented by inserting the following at the end of the information contained therein:

“Rule 10b5-1 Plan. On May 5, 2021, CPCo entered into the Rule 10b5-1 Plan with HSBC that is intended to comply with the requirements of Rule 10b5-1(c) promulgated under the Securities Exchange Act of 1934, as amended. Pursuant to the Rule 10b5-1 Plan, CPCo directed HSBC to seek to dispose of up to 16,000,000 common shares held by CPCo. The foregoing description of the Rule 10b5-1 Plan is qualified in its entirety by reference to the Rule 10b5-1 Plan, a form of which is filed as Exhibit 7 and is incorporated herein by reference in its entirety.”

Item 7.	Material to be Filed as Exhibits

Item 7. of the Initial Statement is hereby amended and supplemented as follows:

Exhibit	Description
Exhibit 1	Directors and Executive Officers of ConocoPhillips and ConocoPhillips Company
Exhibit 7	Form of Stock Sale Instruction (including form of Rule 144 Letter incorporated therein by reference)

Schedule 13D

CUSIP No. 15135U109	Page 6 of 6

SignatureS

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2021

ConocoPhillips

By:	/s/ Andrew M. O’Brien
	Name:	Andrew M. O’Brien
	Title:	Vice President and Treasurer

ConocoPhillips Company

By:	/s/ Andrew M. O’Brien
	Name:	Andrew M. O’Brien
	Title:	Vice President and Treasurer